UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

São Paulo, August 12, 2022 - COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the second quarter (April, May and June) of 2022 (2Q22). The results are presented on a consolidated basis, in conformity with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). The comparisons made in this report consider 2Q22 vs. 2Q21, except where otherwise indicated. Executive Summary for 2Q22 Executive Summary - Cosan Pro forma¹ 2Q22 2Q21 Chg. % 1Q22 Chg. % BRL mln (apr-jun) (apr-jun) 2Q22/2Q21 (jan-mar) 2Q22/1Q22 Net Revenue 42,776.9 25,246.6 69.4% 34,719.8 23.2% Adjusted EBITDA² 4,144.6 3,082.1 34.5% 2,700.1 53.5% Raízen (50%) 1,825.7 1,178.3 54.9% 889.9 n/a Rumo 1,197.9 1,142.9 4.8% 1,002.0 19.6% Compass Gas & Energia 878.0 650.3 35.0% 702.6 25.0% Moove 232.1 148.5 56.3% 173.4 33.9% Cosan Investments3 104.8 - n/a 18.4 n/a Cosan Corporate4 (69.3) (39.0) 77.8% (81.7) -15.1% Eliminations (24.7) 1.1 n/a (4.4) n/a Net Income (Loss) (125.3) 942.4 n/a 510.2 n/a Adjusted Net Income2 53,6 996.6 -94,6% 457,1 -88,3% Cash Generated (Used)5 (331.3) 794.0 n/a (1,868.7) -82.3% Leverage6 2.4x 2.7x -0.3x 2.0x 0.4x Note 1: Considers the consolidation of 50% of the results of Raízen S.A. and of 100% of the other operations. Note 2: Adjusted EBITDA and Net Income exclude non-recurring effects, as detailed on page 13 of this report. Note 3: As from 1Q22, the results of Cosan Investimentos comprise Radar, Payly, Trizy and Porto São Luis, as well as other investments and expenses. Note 4: EBITDA of Cosan Corporate before equity income (loss). Figures for 2Q21 include the results of Payly, Trizy and other expenses of Cosan Investimentos. Note 5: Free Cash Flow to Equity (FCFE) before dividend payments. Note 6: Net Debt/EBITDA in the last 12 months (LTM) adjusted by lease liabilities (IFRS 16). Cosan ended 2Q22 with record adjusted EBITDA of R$4.1 billion, growing 35% compared to the same period last year. The result was driven by the excellent operational performance across all companies in the portfolio, highlighting expansion in sales volume with higher profitability at Raízen. The adjusted net income for the quarter reached R$54 million (-95%), affected by additional non-cash financial expenses at Cosan Corporate, and by higher interest rates, which increased debt costs in all the group’s businesses. Free cash flow to equity (FCFE) consumption was R$331 million in 2Q22, compared to a generation of R$794 million in 2Q21. The gap can be explained mostly by seasonal effects on working capital and by greater investments, due to the Biosev merger and the acceleration of Renewables projects, partially offset by higher operating cash generation at the other businesses. The leverage ratio on June 30, 2022 fell to 2.4x (-0.3x), reflecting better results in the last 12 months and the non-recurring effects registered at Cosan Corporate related to the Raízen’s IPO, the Biosev merger and the gain from a bargain purchase at Radar. EARNINGS CONFERENCE CALL August 15, 2022 (Monday) Portuguese (simultaneous translation into English) Time: 10 a.m. (Brasília) | 9 a.m. (New York) HD Webinar BR: click here (Code 3267) HD Webinar EN: click here (Code 4214) BR: +55 (11) 4935-1146 | USA: +1 (914) 359-2483 INVESTOR RELATIONS E-mail: ri@cosan.com Tel: +55 11 3897-9797 Website: www.cosan.com.br/en

A. Message from the CEO The second quarter of 2022 was marked by important achievements in an even more complex scenario that brought new challenges and opportunities. We crossed half the year delivering consistent growth across the portfolio, consolidating our leading presence in the industries where we operate, in which Brazil holds clear competitive and comparative advantages. We also advanced on the journey to build paths to sustainable development to ensure future returns for all our stakeholders. In this context, Cosan achieved record EBITDA* of R$4.1 billion (+35%). At Raízen, we started the crop year with executional excellence that enabled us to deliver strong growth in results on the back of higher fuel, sugar and ethanol sales. In Marketing & Services, we achieved higher levels of profitability in a very volatile environment. We also continued to make significant progress in generating business, guided by our long-term strategy. I highlight the record E2G production in Piracicaba, attesting to the project's feasibility; the construction of new E2G and Biogas plants; and the conclusion of the Shell Lubricants acquisition in Brazil, further complementing the range of solutions for our customers, among many other milestones. Rumo delivered strong volumes, reflecting the record second-crop production, which supported solid EBITDA growth in the period. We expect this positive trend to intensify over the second half of the year, challenging the operation to boost our logistics capacity to meet the stronger demand with quality and efficiency. Our goal remains to prioritize investments in essential projects, such as implementing the extension to Lucas do Rio Verde and Cuiabá, without compromising the company's capital structure. On this front, we recently announced the decision to partially divest from port assets in Santos, still subject to conditions precedent. Compass once again delivered robust performance, reflecting the continuous capture of efficiency gains at Comgás, and the consolidation of Sulgás, which more than offset the expected reduction in industrial volumes. We also stayed focused on developing and implementing our Gas & Power business model. The conclusion of the Gaspetro acquisition (now Commit) was a major accomplishment. We are dedicated to integrating it into our platform, as we are doing with Sulgás, to provide our new customers with top quality service, while working to conclude the divestments already announced. At Moove, we benefited from the continued maximization of our supply and pricing strategy, while incorporating the partial results of the recently acquired PetroChoice and Tirreno. The two acquisitions were important capital allocation moves aligned with our thesis of international expansion and diversifying our product offering, which should bring many synergies and growth opportunities. And at Cosan Investimentos, the appreciation in Radar's land portfolio made an important contribution to the quarter, as we continued to develop our new business initiatives. Our unique business model, which combines operational excellence with capital discipline, is what allows us to build such a successful track record. We carried out relevant liability management transactions at all companies to maintain adequate levels of leverage for the group. And we achieved all this while staying fully focused on our priorities: ensuring the safety of people and assets; promoting diversity, equity & inclusion; and contributing to the decarbonization of the value chains in which we operate. I am proud of the success orchestrated by people who make a difference and remain confident in our high-performance teams to meet and even go beyond our short and long-term goals. Let's do it together! Warm regards, Luis Henrique Guimarães CEO Cosan Note 1: Pro forma EBITDA, i.e., includes 50% of Raízen, adjusted by the non-recurring items listed on page 13

B. EESG Highlights1 Reelection of Cosan’s Strategy and Sustainability Committee In May, the members of the Company’s Strategy and Sustainability Committee were reelected: Ana Paula Pessoa, independent Board member, as Chair, and Luis Henrique Guimarães, Marcelo Martins and Vasco Dias, as members. The Committee reports regularly to the Board of Directors and its objectives include accompanying the Company’s sustainability strategies, targets and commitments as well as fostering comprehensive debate on sustainability trends. Disclosure of Sustainability Report for Rumo and Moove (2021) and Raízen (2021/22) In May, Rumo published its Sustainability Report, which presents the company’s material and priority topics as well as relevant information on the financial, environmental and social performance of its operations, such as the issues of Sustainability-Linked Debentures (“SLD”) and of green bonds, and the company’s inclusion in the 2022 portfolio of the B3’s Corporate Sustainability Index (ISE). More information on the report is available at http://ri.rumolog.com/en/about-rumo/sustainability/ Moove published, in June, for the fifth straight year, its Sustainability Report presenting the performance of its operations in Brazil and abroad. In 2021, Moove became a signatory to the UN Global Compact, joined the CDP Benchmark Club and launched its broad development program focused on innovation which envolved all areas of the business, so that, on each point of its clients’ journey, of continually adding value to their products and services. For more information, visit https://www.cosan.com.br/en/moove/ Meanwhile, in August, Raízen published its Annual Sustainability Report for the period from April 1, 2021 to March 31, 2022 (2021/22 crop year). The period highlights included it becoming a signatory to the UN Global Compact, receiving the Women on Board Seal awarded for gender diversity on its Board of Directors, the creation of the position of Chief Strategy Officer which will combine the Strategy, New Business, M&A and Sustainability areas, and its inclusion on the “A List” of the Carbon Disclosure Project (CDP), which only features companies that score “A” on the questionnaire. Access the Report at https://www.raizen.com.br/relatorioanual/2022/en/ Recognition of Comgás and Raízen by Exame Guide – Best in ESG In June, Comgás and Raízen were recognized by the Exame Guide – Best in ESG 2022, as highlights in the “Fuel, Chemicals and Byproducts” category. Comgás was recognized for its actions focusing on valuing people, adopting cleaner energy sources and infrastructure expansion. Raízen was featured for promoting the decarbonization of various sectors in Brazil and the world. Maintenance of CSAN3 in the FTSE4GOOD INDEX portfolio Cosan was recognized by its EESG best practices and once again selected for the FTSE4Good portfolio, an important international Sustainability index. Publication of Corporate Governance Report In July, Cosan published its Corporate Governance Report to present and increase transparency regarding its governance practices and positioning. The report is available at https://www.cosan.com.br/en/corporate-governance-report/ Partnership for production of sustainable fuel by Raízen In July, Raízen executed an agreement with Embraer to promote the development of the ecosystem for producing Sustainable Aviation Fuel (SAF). With the partnership, Embraer becomes the first aircraft manufacturer to consume SAF, which could be distributed by Raízen, reinforcing the company’s sustainability agenda and expanding its portfolio. For more EESG information and the latest Cosan Sustainability Report, visit: https://www.cosan.com.br/en/sustainability/ Note 1: EESG: Economics, Environment, Social and Governance.

C. Results by Business Unit The business units comprising Cosan’s portfolio and a brief description of their market segments follow. Raízen: A joint venture created by Cosan and Shell in 2011, Raízen is redefining the future of energy. With an integrated and unique ecosystem, it operates from the production and processing of sugarcane to the production and marketing of sugar and renewable energy, including even the distribution of fuels and operations in the convenience and proximity store segment. Since August 2021, Raízen’s shares are listed on the São Paulo Stock Exchange (B3) under the ticker "RAIZ4." The Renewables business comprises the production, sourcing, marketing and trading of ethanol; production and marketing of bioenergy; resale and trading of electricity; and production and marketing of other renewable products (solar power and biogas). Meanwhile, the Sugar business involves the production, sourcing, marketing and trading of sugar. Marketing & Services encompasses the distribution of fuel and lubricants and the convenience and proximity store operations in Brazil, Argentina and Paraguay, under the Shell brand. In Brazil, we operate in the proximity segment under the brands Shell Select and OXXO, in partnership with FEMSA Comércio, through the JV Grupo NÓS. In Argentina, the segment also includes oil refining. The Financial Statements and Earnings Release of Raízen are available at: ri.raizen.com.br. Rumo: Brazil’s largest independent rail logistics operator, connecting the country’s main agricultural commodity producing regions to the country’s main ports. It also operates in port loading and goods storage at terminals. Through Brado, Rumo also offers container operations serving both the domestic and international markets. Rumo has been listed under the ticker "RAIL3" since 2015 on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3) with the highest corporate governance standards. The Financial Statements and Earnings Release of Rumo are available at: ri.rumolog.com. Compass Gás & Energia: Launched in 2020, Compass is a Gas & Power platform specializing in creating options for an increasingly less regulated natural gas market. It offers client-centered services and solutions to expand access to natural gas safely, efficiently and competitively, which contributes to energy safety, economic development and expansion of Brazil’s infrastructure. In the natural gas distribution segment, Compass has Comgás, Brazil’s largest piped gas distributor, Sulgás, a natural gas distributor in the state of Rio Grande do Sul, and Commit (formerly Petrobras Gás S.A. – Gaspetro), a holding company with interests in piped gas concessionaires in various Brazilian states. Compass’ portfolio also includes projects in the Natural Gas and Power sectors, such as the São Paulo LNG Regasification Terminal (TRSP). The Financial Statements and Earnings Release of Compass are available at: compassbr.com. Moove: A global reference in lubricants, Moove produces and distributes products under the Mobil and Comma brands, with operations in Brazil and other countries in South America (Argentina, Bolivia, Uruguay and Paraguay), as well as in Europe (United Kingdom, Spain, Portugal and France) and the United States. It markets lubricants and other products for applications in the automotive and industrial segments, and also is an importer and distributor of base oils in the Brazilian market. Cosan Investimentos: The Company’s vehicle for new businesses and innovation, with investments in projects adjacent to its current portfolio. The following assets are part of Cosan Investimentos’ current portfolio: 50% interest in Radar, which operates in agricultural land management; the Port of São Luís in Maranhão; investments in the Climate Tech Fund managed by Fifth Wall, one of the largest venture capital firms specializing in technological innovation; Trizy, a startup developing a marketplace for logistic technologies; and Payly, a fintech offering credit to small and midsized entrepreneurs operating in our ecosystem. Cosan Corporate: Segment representing Cosan’s corporate structure, which includes expenses with consulting services, personnel and various lawsuits, as well as other investments.

Earnings Release
Cosan S.A. | 2nd Quarter of 2022

C.1 Raízen

Raízen Indicators	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg.% 2Q22x2Q21
Crushed cane (mln ton)	26.4	31.2	-15%
Agricultural Yield (TRS/ha)	9.0	9.6	-6%
Ethanol Sales Volume (000' cbm)	1,401	912	54%
Raízen Ethanol Average Price (BRL/cbm)[1]	*3,400*	*2,981*	*14%*
Energy Sales Volume ('000 MWh)	3,322	6,074	-45%
Sugar Sales Volume (000' ton)	2,715	1,982	37%
Sugar Average Price (BRL/ton)	*2,141*	*1,743*	*23%*
Fuel Sales Volume ('000 cbm)[2]	8,483	8,020	6%

Note 1: Raízen's average ethanol price is composed of the price of own ethanol and the margin of reselling and marketing operations.
Note 2: Total volume for the Marketing & Services segment (Brazil, Argentina and Paraguay). Brazil volume is reported using the Sindicom methodology.

Adjusted EBITDA[1] BRL mln	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg.% 2Q22x2Q21
Raízen S.A.	3,651.5	2,356.6	54.9%
Renewables	1,147.0	897.5	27.8%
Sugar	568.7	461.6	23.2%
Marketing & Services	1,732.8	1,038.0	66.9%
Adjustments and Eliminations	203.0	(40.5)	n/a

Note 1: Excludes nonrecurring effects, as detailed on page 13 herein, if applicable. For comparison purposes, includes Biosev's pro forma results, prior to its merger in August 2021, in Renewables and Sugar.

This quarter, **Raízen** began its crop year with robust operational growth, delivering adjusted EBITDA of R$3.7 billion (+55%) and confirming the expansions projections for the year, in line with its guidance disclosed to the market.

Renewables: Adjusted EBITDA reached R$1.1 billion (+28%), reflecting the growth in sales volumes and at higher prices, which offset inflationary pressures on costs and expenses. The competitive strategy in the ethanol value chain, focusing on the production and marketing of the higher value-added products, combined with the favorable scenario for biofuels, supported a 14% increase in the average price of ethanol in the quarter.

Sugar: Adjusted EBITDA was R$569 million (+23%) in 2Q22, explained by the strong growth in sales of third-party products, in line with the commercial planning for the crop year, and by the higher average price, reflecting the pricing strategy in a more favorable scenario for the commodity and higher share of direct sales. These effects were partially offset by the already expected increase in costs.

Marketing & Services: The integrated platform Brazil and LatAm (Argentina and Paraguay) delivered adjusted EBITDA of R$1.7 billion (+67%) in 2Q22. In Brazil, this segment's result was affected by high volatility in product prices and the exchange rate, which created both challenges and opportunities. To ensure supply and competitiveness of the distribution network, Raízen rapidly adjusted its supply and sales strategy. In LatAm operations, despite the adverse macroeconomic and market conditions, the quarter was marked by record results, driven by stronger demand, operating efficiency gains and a recovery in profitability at the pump.

5

Earnings Release
Cosan S.A. | 2nd Quarter of 2022

C.2 Rumo

Indicators	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg.% 2Q22/2Q21
Total transported volume (millions RTK)	**18,633**	**17,905**	**4.1%**
North operation	15,050	13,044	15.4%
South operation	2,676	4,010	-33.3%
Container	907	851	6.6%
Adjusted EBITDA[1] (BRL mln)	**1,197.9**	**1,142.9**	**4.8%**

Note 1: EBITDA adjusted by non-recurring effects, as detailed on page 13 of this report, if applicable.

In 2Q22, Rumo's adjusted EBITDA was R$1.2 billion (+5%), reflecting the higher transported volume by the North Operation (+15%), which offset the adverse effects of soybean crop setback on the South Operation. In the quarter, Rumo increased its market share by 4.3 p.p.in grain exports from the Port of Santos (São Paulo), supported by competitiveness gains and the ramp-up in volumes in the Central Network. EBITDA margin was 49%, down 3.0 p.p. from 2Q21. Despite the 6% increase in average tariff, variable costs increased proportionately, explained by the sharp increase in the diesel price. However, fixed costs and expenses lagged inflation in the period, attesting the constant company's cost control discipline.

C.3 Compass Gás & Energia

Indicators	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg.% 2Q22/2Q21	1Q22 (jan-mar)	Chg.% 2Q22/1Q22
Volume of Natural Gas Distributed - ex-thermal ('000 cbm)	**1,327**	**1,198**	**10.8%**	**1,261**	**5.2%**
Comgás	1,186	1,198	-1.0%	1,127	5.3%
Sulgás	140	-	n/a	135	4.0%
Adjusted EBITDA[1] (BRL mln)	**878.0**	**650.3**	**35.0%**	**702.6**	**25.0%**
Comgás	846.3	661.7	27.9%	709.3	19.3%
Sulgás	63.4	-	n/a	29.7	n/a
Others	(31.7)	(11.4)	n/a	(36.5)	-13.1%

Note 1: EBITDA adjusted by non-recurring effects, as detailed on page 13 of this report, if applicable.

Adjusted EBITDA came to R$878 million (+35%) in the period, supported by margin gains due to adjustments for inflation, continuous capture of efficiency gains and the consolidation of Sulgás' results. These effects neutralized the lower volume (-1%) distributed by Comgás, reflecting the weaker demand from the industrial segment compared to the prior-year period, despite the growth in the residential, commercial and automotive segments.

C.4 Moove

Indicators	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg.% 2Q22/2Q21	1Q22 (jan-mar)	Chg.% 2Q22/1Q22
Total Volume[1] ('000 cbm)	128.8	101.8	26.6%	86.6	48.8%
EBITDA (BRL mln)	232.1	148.5	56.3%	173.4	33.9%

Note 1: Includes the sales volume of lubricants and base oils.

Moove's EBITDA was a record R$232 million (+56%) in 2Q22, reflecting the growth in sales volume and higher profitability. Note that, as from June 2022, Moove consolidates the results from PetroChoice acquisition in the United States and Tirreno in Brazil. We also remain focused on capturing operating efficiency gains in line with our supply and pricing strategy.

6

Earnings Release
Cosan S.A. | 2nd Quarter of 2022
cosan

C.5 Cosan Investimentos

EBITDA (BRL mln)	2Q22 (apr-jun)	1Q22 (jan-mar)	Chg.% 2Q22/1Q22
Radar	121.0	35.2	n/a
Others	(16.3)	(16.8)	-2.9%
Total EBITDA	104.8	18.4	n/a

EBITDA of Cosan Investimentos was R$105 million in 2Q22, representing increase of 5.7 times in relation to 1Q22. The highest contribution to the result came from **Radar**, whose EBITDA was R$121 million in the quarter, leveraged by the mark-to-market adjustment for the price appreciation of the agricultural properties in its land portfolio.

C.6 Cosan Corporate[1]

BRL mln	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg.% 2Q22/2Q21	1Q22 (jan-mar)	Chg.% 2Q22/1Q22
G&A	(63.3)	(68.2)	-7.1%	(56.8)	11.6%
Other net operating income (expenses)[2]	(9.7)	27.1	n/a	(28.6)	-66.2%
Depreciation & amortization	3.7	4.3	-14.0%	3.7	-1.2%
Adjusted EBITDA ex Equity	**(69.3)**	**(39.0)**	**77.8%**	**(81.7)**	**-15.1%**

Note 1: Until December 31, 2021, Corporate included the results of pre-operational businesses and projects contributed to Cosan Investimentos.
Note 2: Expenses adjusted by non-recurring effects, as detailed on page 13 of this document, if applicable.

The general and administrative expenses of Cosan Corporate amounted to R$63 million in 2Q22 (-7%), in line with projections for the year and absorbing the effects from inflation. **Other adjusted operating expenses ended 2Q22 at R$10 million**, compared to operating income of R$27 million in 2Q21, a period marked by the net gain of R$30 million from the exclusion of ICMS tax from the calculation base of PIS/COFINS taxes on imports for lubricant operations from prior periods.

D. Other Financial Sections

D.1 Financial Result – Cosan Corporate

Financial Result BRL mln	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg.% 2Q22/2Q21	1Q22 (jan-mar)	Chg.% 2Q22/1Q22
Cost of Gross Debt	**(838.0)**	**100.5**	**n/a**	**(67.2)**	**n/a**
Perpetual Notes	(271.0)	211.8	n/a	283.7	n/a
Interest of Debt	(567.0)	(111.3)	n/a	(350.9)	61.6%
Interest Income	64.5	11.9	n/a	38.6	67.1%
(=) Subtotal: Interest on Net Debt	**(773.5)**	**112.4**	**n/a**	**(28.6)**	**n/a**
Other Charges and Monetary Variation	(466.3)	(3.4)	n/a	66.6	n/a
Banking Expenses, Fees and Other	(15.2)	(7.8)	94.9%	(9.6)	58.3%
Net Financial Result	**(1,255.0)**	**101.2**	**n/a**	**28.4**	**n/a**

The cost of gross debt amounted to R$838 million in 2Q22, which was adversely affected by: (i) the effect from Brazilian real depreciation against the U.S. dollar on the Perpetual Bonds; (ii) the CDI rate increase; and (iii) the higher balance of gross debt, given the debentures issue in May 2022. Income from financial investments also expanded, reflecting the greater cash balance and higher interest rate in the comparison period. **The weighted average cost of debt of Cosan Corporate in 2Q22 was CDI + 2.34%.**

Expenses with other charges and monetary variation amounted to R$466 million in the period, mainly reflecting the negative effect of the mark-to-market adjustment of the total return swap, due to the decline in Cosan's and Rumo's share prices. Banking expenses, fees and other came to R$15 million, with the increase explained by non-recurring expenses with the Company's capital structure optimization.

7

Earnings Release
Cosan S.A. | 2nd Quarter of 2022
cosan

D.2 Income Tax and Social Contribution – Cosan Corporate

Income and Social Contribution Taxes BRL mln	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg. % 2Q22x2Q21	1Q22 (jan-mar)	Chg. % 2Q22x1Q22
Operating Profit before Taxes	(517.4)	967.3	n/a	530.0	n/a
Income and Social Contribution Taxes, Nominal Rate (%)	34.0%	34.0%	0.0%	34.0%	0.0%
Theoretical Expense with Income and Social Contribution	175.9	(328.9)	n/a	(180.2)	n/a
Equity Pick-up	244.0	309.2	-21.1%	199.6	22.3%
Other	(19.7)	(7.0)	n/a	(30.6)	-35.6%
Effective Expense with Income and Social Contribution Taxes	400.2	(26.7)	n/a	(11.2)	n/a
Income and Social Contribution Taxes, Effective Rate (%)	77.3%	2.8%	n/a	2.1%	n/a
Expenses with Income and Social Contribution Taxes					
Current	(0.0)	(0.0)	-99.7%	(0.0)	n/a
Deferred	400.2	(26.6)	n/a	(11.2)	n/a

D.3 Net Income – Cosan Pro Forma

BRL mln	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg. % 2Q22/2Q21	1Q22 (jan-mar)	Chg. % 2Q22/1Q22
Raízen (50%)	251.9	424.1	-40.6	103.9	n/a
Rumo (30%)	10.3	94.8	-89.1%	(20.2)	n/a
Compass Gas & Energia (88%)	350.3	313.5	11.7%	427.7	-18.1%
Moove (70%)	99.6	60.9	63.6%	101.9	-2.3%
Cosan Investments[1] (100%)	51.4	-	n/a	(18.1)	n/a
Corporate[2] (100%)	(834.8)	33.0	n/a	(68.1)	n/a
Adjustments and Eliminations	53.9	16.1	n/a	16.8	n/a
Consolidated Accounting	**(125.3)**	**942.4**	**n/a**	**510.2**	**n/a**

Note 1: As from 1Q22, the results of Cosan Investimentos comprise Radar, Payly, Trizy and Porto São Luis, as well as other corporate expenses of the segment. In addition, although Cosan owns 100% of Cosan Investimentos, its direct interests in Radar, Trizy and Payly are, respectively, 50%, 57% and 75%.
Note 2: Net income excluding equity income (loss). Until 4Q21, it included Payly, Trizy and other expenses of Cosan Investimentos.

Cosan posted net loss of R$125 million in the quarter, reflecting one-off effects, non-cash related, on Corporate's financial result, as explained above, and the interest rate increase, which led to higher financial expenses for all businesses. These effects were partially offset by EBITDA's growth at all companies in the portfolio, as explained previously.

D.4 Investments – Cosan Pro Forma[1]

BRL mln[1]	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg. % 2Q22/2Q21	1Q22 (jan-mar)	Chg. % 2Q22/1Q22
Raízen[2] (50%)	931.4	385.4	n/a	1,540.2	-39.5%
Rumo	678.4	1,041.3	-34.9%	692.0	-2.0%
Compass Gas & Energia [2]	390.9	274.1	42.6%	370.8	5.4%
Others[3]	26.8	9.3	n/a	12.8	n/a
Consolidated	**2,027.4**	**1,710.1**	**18.6%**	**2,615.8**	**-22.5%**

Note 1: Pro forma investments accounted for on a cash basis, i.e. considering 50% of Raízen, and excluding M&A.
Note 2: Includes investments in assets originating from contracts with clients. At Raízen, considers the CAPEX of Biosev as from August 1, 2021.
Note 3: Sum of the investments of Moove, Cosan Investimentos and Cosan Corporate.

Cosan's consolidated pro forma investments ended the quarter at R$2.0 billion (+19%), mainly due to higher expenditures at Raízen (+2x), explained by Biosev's merger,higher investments in sugarcane fields, in line with the focus on the journey of agricultural productivity improvement, and the acceleration in E2G plant's timetable construction.

At Compass, the 43% increase is in line with its investment plan for the year and includes the acceleration in expenses with construction of the São Paulo Regasification Terminal (TRSP).

Meanwhile, these effects were partially offset by the 35% Rumo's CAPEX reduction, as per its guidance, corroborating its commitment to capital discipline, with its focus in the period on investments in asset maintenance and projects to expand operating capacity and capture operating efficiency gains.

8

Earnings Release
Cosan S.A. | 2nd Quarter of 2022

cosan

D.5 Debt and Leverage Ratio - Cosan Pro Forma[1]

Loans and Financing 2Q22 BRL mln	Compass Gás & Energia	Moove	Rumo	Controller	Cosan Corporate other	Cosan Consolidated	Raízen (50%)	Cosan Pro forma
Opening balance of net debt[2]	**3,117.5**	**(312.9)**	**9,448.2**	**4,870.3**	**5,873.6**	**22,996.7**	**6,911.7**	**29,908.4**
Cash, cash equivalents and marketable securities	5,467.4	1,107.6	7,736.6	1,601.6	511.5	16,424.6	4,161.0	20,585.7
Opening balance of gross debt[3]	**8,584.9**	**794.7**	**17,184.8**	**6,471.9**	**6,385.1**	**39,421.3**	**11,072.7**	**50,494.1**
Cash items	**(818.6)**	**2,184.2**	**(763.4)**	**1,430.6**	**(51.1)**	**1,981.7**	**3,021.6**	**5,003.2**
Funding	366.2	2,199.1	-	1,494.1	-	4,059.4	3,833.1	7,892.5
Payment of principal	(1,005.5)	(0.8)	(328.2)	-	-	(1,334.4)	(678.3)	(2,012.7)
Payment of interest	(189.3)	(7.8)	(306.3)	-	(51.1)	(554.5)	(133.3)	(687.8)
Derivatives	10.0	(6.4)	(128.9)	(63.5)	-	(188.8)	-	(188.8)
Noncash items	**292.0**	**175.4**	**548.0**	**258.5**	**592.4**	**1,866.3**	**367.2**	**2,233.5**
Provision for interest (accrual)	134.6	14.0	225.7	218.2	114.2	706.5	147.6	854.1
Monetary variation and MTM adjustment of debt	10.0	142.9	(365.9)	2.7	(169.8)	(380.0)	(131.4)	(511.4)
Exchange variation, net of derivatives	147.4	18.5	688.3	37.6	648.0	1,539.7	351.0	1,890.8
Closing balance of gross debt[3]	**8,058.4**	**3,154.2**	**16,969.4**	**8,161.0**	**6,926.4**	**43,269.3**	**14,461.5**	**57,730.8**
Cash, cash equivalents and marketable securities	5,212.5	1,060.3	7,525.7	2,224.5	626.8	16,649.9	2,868.8	19,518.7
Closing balance of net debt	**2,845.8**	**2,093.9**	**9,443.6**	**5,936.5**	**6,299.6**	**26,619.4**	**11,592.7**	**38,212.1**
Leasing (IFRS 16)	70.7	160.1	3,106.4	37.0	3.4	3,377.6	5,234.4	8,612.0
Net bank debt	**2,916.5**	**2,254.0**	**12,550.0**	**5,973.5**	**6,303.0**	**29,997.0**	**16,827.1**	**46,824.1**

Note 1: Pro forma vision, i.e., includes 50% of Raízen's results.
Note 2: Net debt excludes lease liabilities (IFRS16).
Note 3: Gross debt excludes: (i) PESA at Raízen S.A. and (ii) lease liabilities (IFRS 16).

Cosan's gross debt ended 2Q22 at R$57.7 billion, up 14% from 1Q22, explained mainly by: i) new debt issuances by Raízen to fund its expansion plan; ii) the funding transaction at Moove for the PetroChoice's acquisition; iii) the new issue of debentures at Corporate; and iv) the effects of exchange variation on the Perpetual Bonds, given the Brazilian real depreciation against the U.S. dollar. As a result, the balance of net debt ended 2Q22 at R$38.2 billion, up 28% from 1Q22.

Leverage 2Q22 BRL mln	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg. % 2Q22/2Q21	1Q22 (jan-mar)	Chg. % 2Q22/1Q22
Net debt[1] (a)	**38,212.1**	**27,760.2**	**37.7%**	**29,908.4**	**27.8%**
Obligations with preferred shareholders[2] (b)	-	221.9	-100.0%	-	0.0%
Net debt for leverage (c = a + b)	**38,212.1**	**27,982.1**	**36.6%**	**29,908.4**	**27.8%**
EBITDA LTM[3] (d)	17,506.7	11,730.8	49.2%	16,510.7	6.0%
Effect of lease liabilities (ex-IFRS16) (e)	(1,883.2)	(1,357.1)	38.8%	(1,677.5)	12.3%
EBITDA LTM (ex-IFRS16) (f = d + e)	**15,623.5**	**10,373.7**	**50.6%**	**14,833.2**	**5.3%**
Leverage (g = c / f)	**2.4x**	**2.7x**	**-0.3x**	**2.0x**	**0.4x**

Note 1: Pro forma net debt, i.e., includes 50% of Raízen's results and excludes lease liabilities (IFRS16).
Note 2: Liabilities with preferred shareholders of the former Cosan Investimentos e Participações, a wholly-owned subsidiary of Cosan incorporated in December 2021, settled in September 2021.
Note 3: EBITDA in the last 12 months on a pro forma basis, i.e., includes 50% of Raízen and 100% of Cosan Logística S.A. and Cosan Limited as from January 1, 2021, and before any non-recurring adjustments.

The pro forma leverage ratio (net debt/EBITDA LTM) ended 2Q22 at 2.4x, down from 2.7x at the end of 2Q21. The reduction reflects the better operational performance of all companies of the group, as well as the non-recurring effects from the Raízen's IPO, the Biosev merger and the gain from a bargain purchase at Radar, which supported significant EBITDA growth in the last 12 months.

For more information and reconciliations, consult the spreadsheet by segments on the Investor Relations website.

9

Earnings Release
Cosan S.A. | 2nd Quarter of 2022

cosan

D.6 Cash Flow Statement – Cosan Pro Forma

A reconciliation of Cosan's consolidated free cash flow, on a pro forma basis, considering 50% of Raízen's results, is presented below.

2Q22 Cash Flow Statement BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Corporate + Investments	Raízen (50%)	Eliminations	Consolidated Pro forma	2Q21 Consolidated Pro forma	Chg.%
EBITDA	**878.0**	**232.1**	**1,197.9**	**742.2**	**1,911.7**	**(638.5)**	**4,323.5**	**3,327.5**	**30%**
Noncash impacts on EBITDA	(20.7)	26.4	20.6	(724.4)	120.5	638.5	60.9	(108.7)	n/a
Changes in assets and liabilities	(49.9)	(44.7)	(32.3)	48.6	(5,153.0)	-	(5,231.4)	(1,699.0)	n/a
Operating financial result	159.2	8.7	213.8	56.5	562.9	-	1,001.1	199.0	n/a
Operating Cash Flow	**966.6**	**222.6**	**1,399.9**	**122.8**	**(2,557.8)**	**-**	**154.1**	**1,718.8**	**-91%**
CAPEX	(390.9)	(18.7)	(678.4)	(8.2)	(888.0)	-	(1,984.0)	(1,710.1)	16%
Other	(1.7)	(2,416.5)	(2.1)	(31.0)	(333.8)	-	(2,785.2)	(9.2)	n/a
Cash Flow from Investing Activities	**(392.6)**	**(2,435.2)**	**(680.5)**	**(39.2)**	**(1,221.8)**	**-**	**(4,769.2)**	**(1,719.3)**	**n/a**
Funding	366.2	2,199.1	-	1,494.1	3,833.1	-	7,892.5	2,521.9	n/a
Loans amortization (Principal)	(1,005.5)	(0.8)	(348.6)	-	(678.3)	-	(2,033.1)	(1,161.5)	75%
Loans amortization (Interest)	(189.3)	(7.8)	(306.3)	(51.1)	(133.3)	-	(687.8)	(304.1)	n/a
Leasing amortization (IFRS 16)	(4.1)	(3.6)	(112.9)	(2.4)	(409.0)	-	(532.0)	(382.2)	39%
Derivatives	10.0	(6.4)	(128.9)	(63.5)	-	-	(188.8)	52.4	n/a
Other	-	-	(0.2)	(93.4)	(93.0)	-	(186.5)	61.3	n/a
Cash Flow from Financing Activities	**(822.7)**	**2,180.6**	**(896.9)**	**1,283.8**	**2,519.6**	**-**	**4,264.3**	**787.7**	**n/a**
Dividends received	**-**	**-**	**3.4**	**155.1**	**0.3**	(139.3)	**19.5**	**6.8**	**n/a**
Free Cash Flow to Equity	**(248.7)**	**(32.0)**	**(174.0)**	**1,522.5**	**(1,259.8)**	**(139.3)**	**(331.3)**	**794.0**	**n/a**
Dividends paid	**(6.2)**	**-**	**(37.0)**	**(840.9)**	**(122.1)**	**139.3**	**(866.8)**	**(722.6)**	**20%**
Exchange variation impact on cash and cash equivalents	-	(15.3)	0.2	56.7	89.6	-	131.2	(250.0)	n/a
Cash Generation (Burn) in the Period	**(254.9)**	**(47.3)**	**(210.8)**	**738.3**	**(1,292.3)**	**-**	**(1,067.0)**	**(178.6)**	**n/a**

The free cash flow to equity (FCFE) of Cosan (Corporate + Investimentos) was R$1.5 billion in 2Q22. The main effects in the quarter were: **OCF**: the operating cash generation at Radar; **CFI**: the investments in the projects of Cosan Investimentos, in Fifth Wall and in Ligga; **CFF**: the new debenture issue of R$1.5 billion. ; In addition to the effects mentioned above, Cosan distributed R$800 million as dividends to its shareholders, ending the quarter with a net cash generation of R$738 milion.

On a pro forma basis, Cosan's FCFE in the quarter, was a consumption of R$331 million in 2Q22. The mainly effects in the quarter were: **OCF**: the consumption at Raízen, reflecting the seasonal effects related to the start of the crop year, such as builds in inventory, working capital needs and the higher international prices of oil products; **CFI**:. (i) the payment of R$2.4 billion for acquisition of PetroChoice by Moove, and (ii) higher capital expenditures at Raízen, as explained previously; **CFF**: the new funding transactions at Raízen, Moove and Cosan.

We present below the reconciliation of dividends, on a cash flow perspective, that were received by Cosan Corporate, broken down by subsidiary, as well as the dividends paid by Cosan to its shareholders, in the quarter and accumulated over the last twelve months (LTM).

10

Earnings Release
Cosan S.A. | 2nd Quarter of 2022

cosan

Dividends and interest on equity received/paid BRL mln	2Q22	2Q21	Chg. %	2Q22 LTM	2Q21 LTM	Chg. %
Dividends received	**21.0**	**72.5**	**-71%**	**1,664.9**	**849.2**	**96%**
Compass	-	-	n/a	635.8	768.9	-17%
Raízen	0.2	68.7	n/a	1,001.7	70.5	n/a
Others[1]	20.9	3.8	n/a	27.3	9.8	n/a
Interest on equity received	**107.5**	**93.8**	**15%**	**332.8**	**117.0**	**n/a**
Compass	-	-	n/a	52.4	23.2	n/a
Raízen	107.5	93.8	15%	280.4	93.8	n/a
Total dividends and interest on equity received	**128.6**	**166.3**	**-23%**	**1,997.7**	**966.2**	**n/a**
Total dividends paid	**(799.3)**	**(720.6)**	**11%**	**(1,782.4)**	**(720.6)**	**n/a**
Shareholders Cosan S.A.	(799.3)	(481.0)	66%	(1,499.4)	(481.0)	n/a
Preferred shareholders of CIP	-	(239.6)	n/a	(283.0)	(239.6)	18%

Note 1: Includes dividends received from Radar, Tellus and Janus.

E. Cosan - Consolidated Results

E.1 Cosan Consolidated Accounting

The following table shows the results for 2Q22 by business unit, as detailed above, and on a consolidated basis. All information reflects the consolidation of 100% of subsidiaries' results, irrespective of Cosan's interest, since the Company holds a controlling interest in these companies (IFRS 10 – for more information, see Note 8.1 to the Financial Statements for 2021). Note that the Cosan Corporate segment comprises Cosan Parent Company and its financial subsidiaries outside Brazil. The following table reflects the information provided in the Financial Statements of the Company. For the purpose of reconciliation of EBITDA and consolidation, in the "Cosan Consolidated Accounting" column, "Adjustments and Deductions" reflect the deductions of operations among all the businesses controlled by Cosan.

Results by Business Unit 2Q22	Parent Company (a)	Others Corporate (b)	Cosan Corporate (a+b)	Cosan Investimentos	Compass Gás & Energia	Moove	Rumo	Adjustments and Elimination	Cosan Consolidated Accounting
Net Revenue	-	-	-	82.7	4,896.4	2,140.0	2,464.6	(12.6)	**9,571.1**
Cost of Goods and Services Sold	-	-	-	(9.8)	(3,998.1)	(1,626.0)	(1,657.6)	12.6	**(7,278.9)**
Gross Profit	-	-	-	72.8	898.3	514.0	807.0	-	**2,292.2**
Gross Margin (%)	*n/a*	*n/a*	*n/a*	*88.1%*	*18.3%*	*24.0%*	*32.7%*	*0.0%*	*23.9%*
Selling Expenses	-	-	-	(2.5)	(38.1)	(213.6)	(6.7)	-	**(261.0)**
General and Administrative Expenses	(71.4)	8.0	(63.3)	(25.1)	(153.0)	(103.0)	(103.4)	-	**(447.8)**
Other Operating Income (Expenses)	83.3	-	83.3	58.3	(2.0)	6.2	(29.7)	-	**116.1**
Equity Pick-up	812.7	(95.1)	717.6	-	-	-	8.1	(519.6)	**206.0**
Depreciation and Amortization	3.6	0.0	3.7	1.3	172.8	28.5	522.6	-	**728.8**
EBITDA	828.2	(87.0)	741.2	104.8	878.0	232.1	1,197.9	(519.6)	**2,634.4**
EBITDA Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*17.9%*	*10.8%*	*48.6%*	*n/a*	*27.5%*
Adjusted EBITDA	735.3	(87.0)	648.3	104.8	878.0	232.1	1,197.9	(519.6)	**2,541.4**
Adjusted EBITDA Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*17.9%*	*10.8%*	*48.6%*	*n/a*	*26.6%*
Financial Result	(1,405.3)	150.4	(1,255.0)	9.6	(113.1)	(19.3)	(591.5)	-	**(1,969.2)**
Income and Social Contribution Taxes	455.5	(55.2)	400.2	(9.3)	(179.6)	(42.1)	(53.7)	-	**115.6**
Non-controlling Interest	-	-	-	(52.4)	(62.3)	(42.6)	(19.8)	-	**(177.2)**
Net Income	(125.3)	8.1	(117.2)	51.4	350.3	99.6	10.3	(519.6)	**(125.3)**

Cosan's Consolidated Accounting result reflects the sum of all results of all entities that Cosan controls, as from the acquisition date of the controlling interest. In addition, transactions and balances between companies of the group are excluded, in accordance with the accounting policy detailed in Note 8.1 to the annual financial statements for 2021.

11

Earnings Release
Cosan S.A. | 2nd Quarter of 2022

E.2 Cosan Consolidated Pro Forma

To provide a better analysis of the operational and financial performance of Cosan's business portfolio, we present consolidated financial information **on a pro forma basis**, i.e., including 100% of the results of direct subsidiaries, as explained above, and 50% of results of the shared-control company **Raízen**.

The pro forma information is presented for clarification purposes only and should not be interpreted as a representation of the accounting results.

Results by Business Unit 2Q22	Cosan Consolidated Accounting	Raízen S.A.	50% Raízen	Adjustments and Elimination	Cosan Pro forma
Net Revenue	9,571.1	66,241.9	(33,121.0)	84.9	42,776.9
Cost of Goods and Services Sold	(7,278.9)	(63,748.2)	31,874.1	(84.9)	(39,237.8)
Gross Profit	2,292.2	2,493.7	(1,246.9)	-	3,539.1
Gross Margin (%)	*23.9%*	*3.8%*	*n/a*	*n/a*	*8.3%*
Selling Expenses	(261.0)	(1,191.4)	595.7	-	(856.7)
General and Administrative Expenses	(447.8)	(568.5)	284.3	-	(732.0)
Other Operating Income (Expenses)	116.1	820.5	(410.3)	-	526.4
Equity Pick-up	206.0	(37.6)	18.8	(222.6)	(35.4)
Depreciation and Amortization	728.8	2,306.7	(1,153.3)	-	1,882.2
EBITDA	2,634.4	3,823.4	(1,911.7)	(222.6)	4,323.5
EBITDA Margin (%)	*27.5%*	*5.8%*	*n/a*	*n/a*	*10.1%*
Adjusted EBITDA	2,541.4	3,651.5	(1,825.7)	(222.5)	4,144.6
Adjusted EBITDA Margin (%)	*26.6%*	*5.5%*	*n/a*	*n/a*	*9.7%*
Financial Result	(1,969.2)	(938.5)	469.3	-	(2,438.5)
Income and Social Contribution Taxes	115.6	(20.5)	10.2	-	105.3
Non-controlling Interest	(177.2)	(54.0)	27.0	(29.2)	(233.4)
Net Income	(125.3)	503.7	(251.9)	(251.9)	(125.3)

E.2.1 Reconciliation of Results from Raízen to Cosan Perspective

The differences between the Raízen Perspective and Cosan Perspective refer to the impact of the fair value of assets contributed and liabilities assumed in the formation of Raízen, in June 2011, in Cosan Accouting view. Such fair value is usually amortized over the useful lives of assets and for the terms of agreements. Meanwhile, under the Raízen Perspective, assets and liabilities are registered at book value.

Earnings Conciliation BRL mln	2Q22 (apr-jun)	2Q21 (apr-jun)
EBITDA - Raízen perspective	**3,839.6**	**2,939.3**
Fair Value Effects	(0.1)	0.3
Right of Exclusive Supply	(16.0)	(16.1)
EBITDA - Cosan perspective	**3,823.4**	**2,923.5**
Net Income - Raízen perspective	**551.9**	**887.3**
Depreciation & Amortization	(56.9)	(43.5)
Fair Value Effects	(0.1)	0.3
Right of Exclusive Supply	(16.0)	(16.1)
Financial Expenses	-	-
Income Tax (34%)	24.8	20.1
Net Income - Cosan perspective	**503.7**	**848.2**

12

Earnings Release
Cosan S.A. | 2nd Quarter of 2022
cosan

E.4 Reconciliation of Adjustments - EBITDA and Net Income

With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, as well as the adjustments indicated in the table, following the criteria below:

- **Raízen:**
  - 2Q22: non-recurring expenses and effects related to (i) gain from bargain purchase of Shell's lubricants operation in Brazil; (ii) gains from tax credits; (iii) loss in inventories due to the reduction of PIS/COFINS and ICMS taxes levied on gasoline in the period; and (iv) non-cash effect from hedge accounting for the liabilities used to protect ethanol exports made in the past by Biosev.
  - 2Q21: non-recurring expenses and effects related to: (i) Biosev; (ii) extemporaneous tax credits; (iii) effect from changes of tax rate in Argentina; and (iv) unrealized result among the operations of the Company.
- **Rumo:**
  - 2Q21: impact from the renovation process of the Paulista Network.
- **Compass:**
  - 2Q21: (i) extemporaneous tax credits at Comgás; (ii) gross revenue derived from the partnership with Total Gas & Power Limited; and (iii) gross result of directional trading of power, an activity that the Company has reduced substantially.
- **Cosan Corporate:**
  - 2Q22: non-recurring effects from a gain from a bargain purchase at Radar.

BRL mln	Adjusted EBITDA[1]			Adjusted Net Income[1]		
	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg.% 2Q22/2Q21	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg.% 2Q22/2Q21
Consolidated Pro forma - Before adjustments	**4,323.5**	**3,327.5**	**29.9%**	**(125.3)**	**942.4**	**n/a**
Raízen S.A. (50%)	**(86.0)**	**(298.5)**	**-71.2%**	**240.2**	**82.9**	n/a
Asset Divestments	-	0.1	n/a	-	0.1	n/a
Assets arising from contracts with clients (IFRS 15)	91.2	69.2	31.8%	-	-	n/a
Change in Biological Assets (IAS 40)	355.2	(415.8)	n/a	234.4	(225.7)	n/a
Leases (IFRS 16)	(418.9)	(331.3)	26.4%	80.7	15.6	n/a
Non-recurring effects	(113.5)	379.3	n/a	(74.9)	292.9	**n/a**
Compass Gás & Energia (88%)	**-**	**106.1**	**n/a**	**-**	**(18.0)**	n/a
Non-recurring effects	-	106.1	n/a	-	(18.0)	n/a
Rumo (30%)	**-**	**(53.0)**	**n/a**	**-**	**(10.6)**	n/a
Non-recurring effects	-	(53.0)	n/a	-	(10.6)	n/a
Cosan Corporate	**(93.0)**	**-**	**n/a**	**(61.3)**	**-**	n/a
Non-recurring effects	(93.0)	-	n/a	(61.3)	-	n/a
Consolidated Pro forma - After adjustments	**4,144.6**	**3,082.1**	**34.5%**	**53.6**	**996.6**	**-94.6%**

Note 1: Considers 100% of the results of Compass, Moove and Rumo in EBITDA consolidation. For purposes of net income, considers the consolidation of Cosan's proportional interest in the subsidiaries.

13

Earnings Release
Cosan S.A. | 2nd Quarter of 2022

F. Relevant matters and Events after the reporting period

Relevant matters announced by the Company and its subsidiaries up to the publication date of this document follow.

Acquisition of PetroChoice by Moove

In May 2022, Cosan announced the acquisition, by its subsidiary Moove, of PetroChoice for the total sum of US$479 million, which is the largest distributor and marketer of lubricants in the United States, taking yet another important step on its international expansion journey.

Conclusion of Gaspetro acquisition by Compass and exercise of preemptive rights

In July, Compass concluded the acquisition of 51% stake of Gaspetro, a holding company with interests in 18 piped gas concessionaires in various Brazilian states. The investment for acquiring the interest was R$2.097 billion. After the acquisition, the name of Gaspetro was changed to Commit Gás S.A ("Commit").

This month, during the acquisition of Commit's controlling interest, the shareholders of the distribution companies which are Commit's investees exercised their preemptive rights. As a result, the total amount received was R$726 million. Other transactions involving the sale of Compass' interest remain subject to fulfillment of certain conditions precedent.

Sale of port assets by Rumo

In line with its strategy to concentrate efforts on its business plan focused on rail transportation, in July, Rumo entered into a Purchase and Sale Agreement ("Agreement") for the sale of 80% of its equity interest in its subsidiary Elevações Portuárias S.A., which operates and manages terminals T16 and T19 at the Port of Santos (São Paulo), to Corredor Logística e Infraestrutura Sul, a company wholly owned by Corredor Logística e Infraestrutura ("CLI"). The price to be paid by CLI to Rumo will be R$1.4 billion, with the consummation of the transaction under the Agreement subject to the fulfillment of certain conditions precedent typical to transactions of this kind.

Redemption of 2023 Senior Notes

In August, Cosan carried out the full redemption of the 2023 Senior Notes issued by Cosan Luxembourg S.A., as part of the Company's liability management actions.

14

Earnings Release
Cosan S.A. | 2nd Quarter of 2022
cosan

G. Financial Statements

We present below the Financial Statements (Income Statement and Balance Sheet) from the perspectives of Cosan S.A. Consolidated and Cosan S.A. Pro Forma. To access the separate Financial Statements for each business, as well as operational data and information, please consult the spreadsheet by segments available on the Company's Investor Relations website.

G.1 Cosan S.A. Consolidated

Income Statement for the Period BRL mln	2Q22 (apr-jun)	2Q21[1] (apr-jun)	Chg.% 2Q22/2Q21[1]	1Q22 (jan-mar)	Chg.% 2Q22/1Q22
Net Revenue	**9,571.1**	**6,558.2**	**45.9%**	**7,904.9**	**21.1%**
Cost of Goods and Services Sold	**(7,278.9)**	**(5,070.6)**	**43.6%**	**(6,189.2)**	**17.6%**
Gross profit	**2,292.2**	**1,487.5**	**54.1%**	**1,715.7**	**33.6%**
Selling, general & administrative expenses	(708.8)	(535.1)	32.5%	(562.2)	26.1%
Other net operating income (expenses)	116.1	278.4	-58.3%	(100.7)	n/a
Financial results	(1,969.2)	(214.7)	n/a	(522.0)	n/a
Equity Pick-up	206.0	442.8	-53.5%	94.2	n/a
Expenses with income and social contribution taxes	115.6	(263.8)	n/a	(49.1)	n/a
Non-controlling interest	(177.2)	(252.8)	-29.9%	(65.6)	n/a
Net income (loss)	**(125.3)**	**942.4**	**n/a**	**510.2**	**n/a**

Balance Sheet BRL mln	2Q22 06/30/22	1Q22 03/31/22
Cash and cash equivalents	12,679	12,083
Marketable Securities	3,970	4,341
Trade accounts receivable	4,037	3,056
Inventories	1,687	1,049
Derivative financial instruments	3,064	2,904
Other current assets	3,146	3,405
Other non-current assets	16,245	15,268
Investments	12,153	11,840
Investment properties	3,934	3,890
Property, plant and equipment	18,168	17,373
Intangible assets	22,446	20,796
Total Assets	**101,530**	**96,007**

Loans and borrowings	44,307	40,056
Financial instruments and derivatives	2,085	2,034
Trade accounts payable	3,904	3,137
Payroll	451	403
Other current liabilities	4,086	4,146
Other non-current liabilities	16,050	15,673
Shareholders' Equity	**30,647**	**30,558**
Total Liabilities	**101,530**	**96,007**

15

Earnings Release
Cosan S.A. | 2nd Quarter of 2022

G.1.2 Cosan S.A. Consolidated Pro Forma

Income Statement for the Period BRL mln	2Q22 (apr-jun)	2Q21 (apr-jun)	Chg. % 2Q22/2Q21	1Q22 (jan-mar)	Chg. % 2Q22/1Q22
Net Revenue	**42,776.9**	**25,246.6**	**69.4%**	**34,719.8**	**23.2%**
Cost of goods sold and Service Sold	**(39,237.8)**	**(22,405.2)**	**75.1%**	**(31,753.7)**	**23.6%**
Gross profit	**3,539.1**	**2,841.4**	**24.6%**	**2,966.1**	**19.3%**
Selling, general & administrative expenses	(1,588.7)	(1,155.3)	37.5%	(1,484.8)	7.0%
Other net operating income (expenses)	526.4	374.7	40.5%	(75.5)	n/a
Financial results	(2,438.5)	(353.5)	n/a	(844.8)	n/a
Equity Pick-up	(35.4)	12.4	n/a	(8.9)	n/a
Expenses with income and social contribution taxes	105.3	(563.5)	n/a	68.8	53.1%
Non-controlling interest	(233.4)	(213.8)	9.2%	(110.7)	n/a
Net income (loss)	**(125.3)**	**942.4**	**n/a**	**510.2**	**n/a**

Balance Sheet BRL mln	2T22 30/06/22	1T22 31/03/22
Cash and cash equivalents	15,546	16,200
Securities	3,973	4,385
Inventories	8,533	6,021
Derivative financial instruments	7,079	6,650
Assets from contracts with clients ST	320	310
Other current assets	19,874	17,737
Other non-current assets	25,057	23,856
Investments	1,053	1,047
Investment properties	3,934	3,890
Property, plant and equipment	30,413	29,359
Intangible assets	27,088	25,406
Assets from contracts with clients LT	2,062	2,087
Total Assets	**144,932**	**136,949**

Loans and borrowings	59,294	51,193
Financial instruments and derivatives	6,592	6,260
Trade accounts payable	12,830	12,667
Payroll	1,125	948
Other current liabilities	8,344	9,646
Other non-current liabilities	24,214	23,826
Shareholders' Equity	**32,535**	**32,409**
Total Liabilities	**144,932**	**136,949**

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer